U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

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                                                            SEC FILE NUMBER
              NOTIFICATION OF LATE FILING                      000-20928
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                                                             CUSIP NUMBER
                     (Check One):                              91851CXX5
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[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                              [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended: December 31, 1997
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:..................................
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      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PRINT OR TYPE.
            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III of Form 10-K (Items 10,11, 12 and 13)
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PART I - REGISTRANT INFORMATION
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      Full Name of Registrant      VAALCO Energy, Inc.
      Former Name if Applicable
      ..................................................................
      Address of Principal Executive Office (STREET AND NUMBER)
      4600 Post Oak Place, Suite 309
      City, State and Zip Code
      Houston, Texas  77027
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PART II - RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 223,047], the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Company has been involved in significant negotiations with a third party investor which resulted in a change in control of the Company effective April 21, 1998. As a result of this transaction, three additional persons were appointed to the Board of Directors. Because certain significant changes were made at closing with respect to management of the Company at closing, and because these changes have a material effect on the information to be disclosed in the Company's proxy statement and Part III of Form 10-K, the Company needs additional time to provide adequate disclosure and gather information concerning the new Board members. The required filing will be finished promptly and filed on or before the 15th day after its due date.
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PART IV - OTHER INFORMATION
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      (1) Name and  telephone  number of person  to  contact  in regard to this notification
      JUDITHE H. LINSE.....................................(713) 237-3144
      (Name)                                 (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
      ..................................................................
                               VAALCO Energy, Inc.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      May 1, 1998              By   /s/ W. RUSSELL SCHEIRMAN
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                                             W. Russell Scheirman, President

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